

April 30, 2015

Via E-mail
Roelof Rongen
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

> **Re:** **Matinas BioPharma Holdings, Inc.**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed April 17, 2015**
> **File No. 333-193455**

Dear Mr. Rongen:

We have reviewed your post-effective amendment and have the following comment. If you do not believe this comment is applicable to your facts and circumstances, please tell us why in a response.

After reviewing any information you provide in response to this comment, we may have additional comments.

<u>Other Comments</u>

1. We note that you submitted an application for confidential treatment on March 31, 2015. Please be advised that we will not be in a position to grant effectiveness to your registration statement until such time as comments to this application, if any, have been resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Michael J. Lerner, Esq.
       Steven M. Skolnick, Esq.
       Lowenstein Sandler LLP
       1251 Avenue of the Americas
       New York, New York 10020